T E R Y L   R E S O U R C E S   C O R P.

N E W S R E L E A S E

BHP OPTIONS NWT DIAMOND PROPERTY

TERYL RESOURCES CORP.
(the “Company”)

CDNX: TRC.V

For Immediate Release: September 24, 2001 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) wishes to announce that International Diamond Syndicate (40% owned by Teryl Resources Corp., 40% owned by Berkshire and 20% owned by Geodex) along with its partners Major General Resources and SouthernEra Resources Ltd. (collectively “MIS Group”) have optioned the Misty Lake property to BHP Diamonds. Negotiations over the past five months were successful because of the co-operation of all the participants.

The Misty Lake Property consisting of 35 claims covering about 71,600 acres is situated immediately to the south of the Mountain Province – De Beers Kennady Lake Project, about 300 kilometres east of Yellowknife, NWT, or 150 kilometres southeast of the Ekati Diamond Mine. De Beers is currently completing final evaluation of diamonds on four kimberlites on the Kennady Lake property to determine grade and value prior to a formal feasibility study.

BHP will immediately commence a detailed, helicopter borne magnetic-electromagnetic survey over the entire property. Previous work on the property has identified strong indicator mineral assemblages indicative of diamondiferous kimberlites.

The combined magnetic-EM surveys have not previously been flown over the Misty Lake Property. It is now well established in the NWT that some kimberlites respond to both geophysical techniques while others respond only to either magnetic or electromagnetic signals. It is believed that the four main Kennady Lake kimberlite pipes, which are located as close 20 Kilometres to the Misty Lake Property, were located using these techniques in combinations with anomalous till indicator minerals.

At the present time, the Misty Lake Property interests are SouthernEra Resources Ltd. 60%, Major General Resources Ltd. 24% and the International Diamond Syndicate 16%. BHP have the right to earn an incremental interest in the property under the following work schedule:

BHP will complete the detailed geophysical survey as soon as practicable at its cost. Once results are evaluated, BHP will select targets which it considers may be kimberlites for drill testing. BHP must then drill test up to at least 10 of these targets within a 2 year period from date of signing. If a kimberlite is encountered, BHP is immediately vested with a 35% interest in the property. BHP may increase its interest in the property to 51% if it completes 200 tonne mini-bulk test sample on any one kimberlite for diamond content and valuation.

The MIS Group understand that BHP have selected a suitable contractor and the helicopter borne geophysical survey is set to commence immediately.

A location map of the Misty Lake Property is available for viewing on Major General’s website www.majorgeneral.com

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of three joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska, several diamond-mining prospects near the Dia Met diamond producing mine located in the N.W.T. and one joint venture

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
( (604) 278-5996	Fax (604) 278-3409

silver prospect located in northern B.C. Canada. The Company also has an interest in several producing oil and gas wells located in Texas, USA.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
( (604) 278-5996	Fax (604) 278-3409